August 19, 2025

Narasimhan Mani
Chief Executive Officer
Scienture Holdings, Inc.
20 Austin Blvd.
Commack, NY 11725

        Re: Scienture Holdings, Inc.
            Draft Registration Statement on Form S-3
            Submitted August 15, 2025
            CIK No. 0001382574
Dear Narasimhan Mani:

       This is to advise you that we do not intend to review your registration statement.

        We request that you publicly file your registration statement and non-public draft submission on EDGAR at least two business days prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Doris Stacey Gama at 202-551-3188 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Life
Sciences
cc:   Louis D. Kern, Esq.